PIROUETTE PHARMA (YC S21)

Reengineering life-saving injections; #1 most raised campaign in Wefunder history

PITCH VIDEO | INVESTOR PANEL



pirouette
pharma

pirouettepharma.com Portsmouth, NH

Technology | Y Combinator | Notable Angel | B2B | Healthcare

Highlights

VC-Backed
Raised $250K or more from a venture firm

Y Combinator
Raised from Y Combinator

Investment Memo
An investor has written an Investment Memo

1. #1 Wefunder raise in history ($7.8M; 4000+ investors) + backed by top life sciences VCs
2. $800M+ in licensing deal potential with 4 medications targeting FDA approval (not guaranteed)
3. Big pharma + an aerospace leader are in advanced talks to use OnePush across multiple medicines
4. 23 granted patents globally with more pending; clear path to commercialize worldwide by 2027
5. 100% of oncologists would prescribe OnePush over current auto-injectors in blinded research study
6. OnePush targets a $1T dollar injectable market as self-care shifts to simpler at-home devices
7. FDA reviewed OnePush and approved design as is—no extra device studies needed; made in the USA
8. $600M+ projected in annual sales by year 5 (not guaranteed)

Featured Investors



Safar Partners Follow
Notable Investor

Invested $8,000,000

Safar Partners nurtures innovations in sustainable energy, clean water, food management, and healthcare to tackle today's biggest challenges, including climate change and global health.

Arunas Chesonis, Managing Partner

"An investment in Pirouette is not just promising; it's a unique opportunity seldom seen in the medical industry, where the public can directly invest in an emerging medical company that will save lives and enable affordable healthcare. Pirouette is poised to revolutionize the $600 billion injectable drug market and transform how life-saving injections are administered and accessed."

accessed.

View Investment Memo



Kingscrowd Capital [Follow]　　Invested $20,000 ⓘ

KingsCrowd Capital is the first 'index'-like fund product that utilizes a data-driven investment approach.
kingscrowd.com

"With a dedicated founding team and support from notable accelerators and venture capital firms, including Y Combinator, Safar Partners, Liquid 2 Ventures, Magic Fund, and Asymmetry Ventures, Pirouette Medical is well-positioned to advance its product offering. The company's product addresses a significant market need for more affordable, portable, and user-friendly autoinjectors, which aligns with the growing demand for patient-centric healthcare solutions."

View Investment Memo



Joseph Nemmers [Follow]　　Invested $250,999 ⓘ

"I believe in QuicPush as a product, and I have great confidence in the Pirouette leadership team. I am impressed with the intellectual property of the device, and in the technology that has been invested in the manufacturing process. I think QuicPush will offer better product dating and more reliable functionality than the current competitive products, and QuicPush's unique and ergonomic design will make it much easier for children and adults with limited hand and arm strength to self-inject. The other potential is that QuicPush can become a "Pipeline in a Product," meaning the device can be used for a wide variety of therapeutic applications."



Clinical Science Partners LLC [Follow]　　Invested $400,000 ⓘ

Clinical Science Partners, a healthcare investment firm, specializes in early-stage medical devices and diagnostics. We aim to maximize investment returns through rigorous validation of the clinical science underpinning our investments, focusing exclusive

"When we met Conor and his team, we were not only impressed by their design, engineering, and manufacturing capabilities, but also by their commitment to enhancing the patient experience beyond just creating a new "EpiPen" for people with severe allergies. Their decision to pursue an intramuscular naloxone product as a better alternative to nasal sprays underscores their commitment to improving lives through innovation.

Pirouette is at the forefront of transforming drug delivery, focusing on optimizing patient experience and therefore impacting outcomes. This approach is vital for the adoption and success of essential therapies in areas like obesity (GPL-1), IVF, glucagon, and vaccines, as new medications continue to emerge."



Rivendell Ventures [Follow]　　Invested $524,999 ⓘ

Rivendell focuses on pioneering technologies and products at the forefront of computing, physics, and bioscience. Formed by a seasoned group of entrepreneurs, we apply both our financial capital and operational expertise in our investment approach.

"As a prior Pirouette investor, Rivendell is excited about this community investment round as a way to directly engage the community of patients and users that Pirouette is tirelessly working to advocate for. We believe that this innovation can save lives and that the Pirouette team will make it happen."



Thomas Hook [Follow]　　Invested $550,000 ⓘ
Syndicate Lead

Thomas J. Hook is an accomplished executive and investor with over 30 years of leadership in healthcare & high-tech manufacturing,. Mr. Hook is CEO & Director of ISG following the Jan'25 acquisition of Barnes Group (NYSE: B) by Apollo (NYSE: APO).

"As an early investor in Pirouette Pharma, I immediately saw the potential of this breakthrough innovation to rapidly advance drug-delivery technology. The Pirouette leadership & team have rapidly advanced this groundbreaking product through development, regulatory and operational stages. As Pirouette transitions to scaled manufacturing, the OnePush auto-injector platform will immediately benefit patients by enhancing access to chronic and rescue therapies."

Other investors include Y Combinator Notable , Gaingels Notable , Liquid 2 Ventures Notable , MAGIC Fund Notable , Asymmetry Ventures Notable & 4553 more

Team



Conor R. Cullinane, Ph.D. President & CEO

Engineering ace & healthcare innovation executive. Former NASA & Mass General. Innovations span rockets, spacesuits, and prosthetics. Clarkson University - Aeronautical Engineering BS. MIT/Harvard Medical School - Medical Engineering & Medical Physics PhD



Elijah Kapas CTO

Auto-injector tech genius. Expertise in FDA regulation and intellectual property strategy. Managed $2M budget at Bechtel, global engineering & construction company. Former GE Manufacturing Engineer. Clarkson University - Mechanical & Civil Engineering BS



Matthew Kane COO

Operations Guru. Leader in quality systems, operations, & FDA regulatory strategy. Clarkson University - Aeronautical & Mechanical Engineering BS. University of Notre Dame - Aerospace Engineering MSc



Kevin Statz Chief Commercial Officer

Esteemed commercialization architect. 20+ years in specialty pharma with leadership roles at J&J, Roche and Alkermes. Former CCO who built startup commercial operations from the ground up. Steering Pirouette's 7-drug launch strategy. BS Biochemistry, MIT.



Erin Beauregard Chief of Staff

Operations Powerhouse. Rose to Director at Pfizer over 20 years and led large-scale operations at Takeda. Managed multimillion-dollar budgets across multiple geographies. Now aligning strategy and execution at Pirouette. Endicott College MBA.



Phil Littlefield VP of Supply Chain

Manufacturing trailblazer. Led ops at GI Supply, Dean Foods, and Pfizer contractors. Scaled FDA-regulated medical device sites across the US & Costa Rica. Lean/Six Sigma expert with 50%+ revenue growth. Civil Engineering BS, U.S. Coast Guard Academy.



Emily Deane VP of Quality

Quality Ace. Senior Director Quality Operations for Abbott's $2B Global Infectious Diseases division; Chairman's Award for launching multiple COVID-19 tests. 20 years in medical device quality and regulatory compliance. BS, MEng Biological Engineering.



Thomas J. Hook Lead Investor

Growth CEO. Leads publicly traded Barnes Group (NYSE: B). Grew Integer Holdings 7x to $1.4B as CEO. Former CEO of SaniSure. Pirouette investor and advisor guiding scalable manufacturing strategy. 30+ years in medtech. St. Bonaventure, BS. Vanderbilt MBA.



Joe Nemmers Director & Board Member

Industry Titan. 46 years of healthcare leadership. Rose to EVP Diagnostics at Abbott over 27 years, leading five divisions and 14,000+ employees. Board Chairman, Accriva Diagnostics (Warburg Pincus). Senior advisor, GHO Capital. U.S. Army Reserve Captain.



Surbhi Sarna Investor & Advisor

Healthcare partner at Y-Combinator. Medical device & pharmaceutical industry experience. Founder of nVision, acquired by Boston Scientific for $270M. Board Director at Penumbra Medical, Biora, Omniscient Neurotechnology, YourChoice Therapeutic, & AOA



Parinaz Motemedy Investor, Board Member

Partner at Safar Partners ($800M AUM). Previously led investments for AccorHotels, Europe's #1 largest hospitality company. Former Blackstone ($1T AUM). Harvard University - Philosophy BA

Memo



Executive summary

Earlier this year, this community raised $7.8 million on Wefunder—the most funded campaign in the platform's history—proving how powerful mission-driven capital can be when aligned with patient impact. Demand exceeded our allocation, so before our next institutional raise, we're reopening a final window for our community to join the next phase of growth.

The Problem: Injections at Home Are Broken

Patients are stuck with outdated devices where visible needles trigger fear, leading to delayed treatment, errors, and poor adherence—driving them back to clinics and increasing costs. We're changing that. Instead of forcing life to adapt to treatment, our hidden-needle design makes care simple, consistent, and fear-free.

Our Solution: OnePush™

OnePush is our patented, disc-shaped push-button auto-injector designed for real life—drug-agnostic, partner-ready, and engineered to turn chronic therapies into a preferred patient experience at scale.

- Hidden-Needle Comfort: Fully automatic—the needle is designed to stay invisible before, during, and after injection, with smooth insertion engineered to reduce sensation and prevent anxiety.

- Battlefield-Grade Engineering: ISO-aligned, rugged performance aiming for first-try success in any environment.

- Made in America: Scaling automated U.S. manufacturing for speed, quality, and confidence.

The Opportunity

Sterile injectable delivery is a trillion-dollar global market by 2029. We're positioning OnePush to capture a meaningful share of the $150-billion GLP-1 class—including Wegovy®, Ozempic®, and Zepbound®—by pairing blockbuster therapies with device-driven adherence and potential retail access for millions.

Since Our Last Wefunder Raise, We've Executed

Validated U.S. manufacturing, increased our global patent count to 23 granted, completed a successful FDA Type C meeting supporting over-the-counter potential, and built a pipeline with $800M+ in near-term licensing opportunities.

Join Us

We invite you to be part of this next chapter: scaling automated manufacturing, advancing FDA submissions, and commercializing OnePush to put best-in-class self-injection in the hands of millions.

Here's to transforming healthcare, together.

Conor

Founder & CEO, Pirouette

Modern medications are trapped in ancient technology

Most patients are still self-injecting with decades-old pens and prefilled syringes that force them to stare at exposed needles, manage multiple preparation steps, and hope they did everything correctly. These experiences fuel anxiety, fear, and second-guessing, and too often lead to delayed doses, avoidable errors, and people quietly abandoning treatment at home.

Needle fear affects over 50% of patients, causing hesitation and poor adherence.

A revealing study with 370 patients attempting simulated injectors




14%

Would not attempt an injection

30%

Resulted in incorrect administration

Injector design hasn't seen much innovation over the past 50 years.

Most devices rely on bulky, plastic-wrapped syringes or outdated auto-injectors that expose the needle, require high force, and weren't designed with patients in mind.

Even when home use is possible, most injectable medications are still delivered in clinics or pharmacies. Even a routine post-chemotherapy injection can mean driving back to the hospital and home again all for a single shot.

Pirouette's OnePush is a patient-preferred platform for rescue, speciality, and routine injectables



Pirouette Tomorrow
Expanding GLP-1s for Diabetes & Obesity $150B
Vaccines $90B
Oncology $190B
HIV therapies $37B
Immunology $165B
Rare Disease $125B
Total Addressable Market by 2029
$1T
10% CAGR

Our patented OnePush™ auto-injector platform simplifies the delivery of *all* injectable drugs.

With the global injectable medicine market rapidly expanding to nearly $1T, Pirouette's OnePush auto-injector is designed to improve brand differentiation and adoption by delivering a more patient-preferred injection experience. Pirouette's hidden-needle comfort for home use reduces needle visibility and sensation, helping patients start and stay on essential medications. This leads to both preference and brand loyalty while supporting better long-term outcomes and quality of life.

With a fully automatic, hidden needle engineered to reduce needle sensation and ease self-injection anxiety, it strengthens comfort and consistency across a wide range of therapies – from weekly GLP-1s for diabetes and obesity to oncology therapies and HIV medications, as well as hormone injections for IVF.

The future of injectable care is approaching commercialization

Pirouette is advancing on every front with global patent protection, U.S. manufacturing already online, fully automated high-through put capacity in development for build-out in 2026, and a defined regulatory path that keeps us on track for a first FDA approval in under two years and a second within three. We're primed to scale and commercialize across priority programs.

We own the IP and have Freedom to Operate Clearance

Pirouette's competitive advantage is backed by one of the strongest intellectual property positions in the industry. We engaged one of the world's top intellectual property law firms to conduct a rigorous global patent landscape search. Their conclusion: no other company's patents stand in our way.

This gives us an unprecedented legal "green light" to manufacture and sell our

flagship OnePush™ auto-injector worldwide, without fear of infringing on others or being blocked by competitor lawsuits. This level of clarity is incredibly rare in medtech, and it's a major moat for Pirouette.

We also fully own the manufacturing IP: every step of the device assembly process, inspection protocol, and production tooling is protected and proprietary. This means we can build, scale, and ship on our own terms—without relying on third parties or risking production disruption. No one else can manufacture OnePush without us.

Designed for usability, durability, & safety



> Fully automatic hidden-needle design with smooth, controlled insertion and retraction—so the needle is never visible before, during, or after injection, and many users may barely feel it.

> Large activation push-button. Easy to use, even for patients with limited dexterity.

> Engineered to have low-force activation.

> Adhesive base stabilizes device on the skin or clothing.

> Inject through thick clothing and animal fur.

> Audible click + tactile feedback confirm the injection has occurred.

> Clear spent indicator confirms the dose is complete.

> Integrated sharps container — the device automatically locks out post-use, preventing reuse or injury.



- Engineered for battlefield-grade durability and FDA-aligned reliability for life-or-death use
- Exceeds FDA technical guidance for emergency-use injector reliability
- 99.999% successful injection reliability at 95% confidence


Proudly manufactured in the United States

Pirouette creates revenue and profit in two powerful ways

First, we partner with big pharmaceutical companies. They bring us their blockbuster medicines—drugs that are already proven and approved—and we package them into OnePush. These partnerships generate upfront payments, development milestones, and ongoing royalties every time a dose is sold, creating a steady revenue stream without Pirouette having to sell the drugs ourselves.

Second, we bring our own medicines to market. We take proven, well-established injectable drugs that are losing or have lost patent protection—including blockbuster GLP-1 therapies like semaglutide (the active ingredient in Wegovy® and Ozempic®) and dulaglutide (Trulicity®)—and pair them with OnePush using streamlined FDA pathways called 505(b)(2) and 351(k).

These pathways let us rely on existing safety and effectiveness data for the drug itself, so we only need to run studies proving our device delivers the dose correctly and that patients can use it easily at home. When we launch these products under our own brand, Pirouette captures the full revenue and profit margin—not just royalties.

Revenue Stream 1

Pharma Partnerships

Big Pharma brings us their blockbuster, FDA-approved drugs

We repackage them with **OnePush**

Revenue Stream 2

Pirouette-Owned Medicines

Bringing Our Own Medicines to Market

We pair proven, off-patent injectable drugs with **OnePush**




Together, these two models give us multiple shots on goal: steady partnership income *and* the potential for high-margin product sales as we scale.

Our **partner-ready pipeline** includes near-term licensing opportunities across **naloxone** (opioid overdoses), **epinephrine** (anaphylaxis), **promethazine** (nausea), and **methotrexate** (auto-immune diseases) – **$800M+ deal value potential**

Forward-looking projections are not guaranteed.

Led by executives from Harvard Medical School, MIT, NASA, & Johnson&Johnson

Conor Cullinane, Ph.D.
Co-founder,
President, CEO



Matthew Kane, M.Sc.
Co-founder, Director



Elijah Kapas
Co-founder, CTO



Kevin Statz
Chief Commercial
Officer



Erin Beauregard
Chief of Staff



Phil Littlefield
VP of Supply Chain &
Manufacturing



Emily Deane
VP of Quality



Thomas Hook
Lead Investor




Surbhi Sarna


Joe Nemmers


Parinaz Motamedy







"The founders themselves are so well qualified to work on this specific problem. As an investor, You always want to see progress. The thing that kills companies is standing still and this is not a team who under any amount of stress is going to stop working on this product. They not only have the conviction, but they have the operational chops to do so."

Surbhi Sarna
Pirouette Medical's YC Partner



One last chance to invest in
the future of injections



::: pirouette
pharma

**Invest in
Pirouette today**

"An investment in Pirouette is not just promising; its a unique opportunity seldom seen in the medical industry"

Arunas Chesonis
Managing Partner at Safar Partners
$7M invested in Pirouette to date